VIA EDGAR

August 7, 2012

Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Terry French, Account Branch Chief

Claire DeLabar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xueda Education Group
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-34914

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. French and Ms. DeLabar:

Xueda Education Group (the “Company”) confirms receipt of the comments on its Form 20-F for fiscal year 2011 from the Securities and Exchange Commission dated July 27, 2012 (the “Comment Letter”).  Due to the number and complexity of the comments received and the fact that it is currently preparing for its earnings announcement for the quarter ended June 30, 2012, the Company respectfully requests an extension to the deadline for its response.  The Company expects to provide its response to the Comment Letter no later than September 7, 2012.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 2514-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Junfeng Gao
Junfeng Gao
Chief Financial Officer

Cc: Leiming Chen
Simpson Thacher & Bartlett LLP